Durham Jones & Pinegar, P.C. 192 East 200 North, Third Floor St. George, Utah 84770-2879 435.674.0400 435.628.1610 Fax www.djplaw.com	Joshua E. Little Attorney at Law jlittle@djplaw.com File No. 41488.00

July 26, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Parametric Sound Corporation Registration Statement on Form 10 Filed June 24, 2010 Commission File No. 000-54020

Dear Mr. Spirgel:

We are in receipt of the Staff’s letter dated July 21, 2010 with respect to the above-referenced Registration Statement on Form 10 filed on June 24, 2010.  We are responding herein to the Staff’s comments on behalf of our client, Parametric Sound Corporation (the “Company”), as set forth below.  Courtesy copies of this letter are being submitted to the Staff by facsimile delivery.

As requested by the Staff’s letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response:  The Company acknowledges the Staff’s comment.

SALT LAKE CITY | OGDEN | ST. GEORGE | LAS VEGAS

Larry Spirgel
July 26, 2010

2.
Please discuss how you intend to communicate any material changes to the agreements referenced within your “Our Relationship with LRAD Corporation After The Spin-Off” section made after the dissemination of your information statement, but before the distribution.

Response:  The Company does not anticipate any material changes to the agreements referenced within the “Our Relationship with LRAD Corporation After the Spin-Off” section after the dissemination of the information statement.  All material terms of these agreements have been agreed to by the parties.  However, if there are any material changes to these agreements, the Company will communicate such changes through a Current Report on Form 8-K.

Executive Summary, page 1

3.
We note your statement that your summary is a summary of “some of the information contained elsewhere…and should not be considered complete.”  While your summary is not expected to contain all the information found elsewhere in the prospectus, it should nonetheless be complete.  Please revise to indicate that you have included summary disclosure concerning all material terms of your proposed transaction.

Response:  Amendment No. 1 to the Company’s Registration Statement on Form 10 (“Amendment No. 1”) has been revised to address the Staff’s comment.

Our Strengths, page 2

4.
In the interest of balancing your disclosure here, please revise to include disclosure regarding the principle challenges the spun-off company is likely to face, including the need to develop a new product line subsequent to the distribution date and related uncertainty of revenues, and limited funding subsequent to the spin-off.

Response:  Amendment No. 1 has been revised to include a discussion of the significant challenges and uncertainties that the Company faces following the spin-off.

Risk Factors, page 11

5.	Please revise to include risk factor disclosure regarding your auditor’s going concern opinion.

Response:  Amendment No. 1 has been revised to include a risk factor regarding the auditor’s going concern opinion.

We have a history of operating losses, expect additional losses, and may not achieve or sustain profitability, page 11

6.	Please revise to quantify the history of losses referenced in this risk factor.

Response:  Amendment No. 1 has been revised to address the Staff’s comment.

Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply, page 19

Larry Spirgel
July 26, 2010

7.	To the extent determinable, please revise to provide an estimate of the costs associated with your compliance with the Sarbanes-Oxley Act of 2002, as discussed in this risk factor.

Response:  As a result of the passage of the Dodd-Frank legislation, the Company, which expects to qualify as a smaller reporting company, will not be required to include an attestation report from its independent public accounting firm regarding the effectiveness of its internal controls over financial reporting. Amendment No. 1 has been revised to reflect the change in the attestation requirements. The elimination of the independent public accounting firm attestation report will significantly reduce the costs associated with compliance with the Sarbanes-Oxley Act of 2002. Accordingly, the above-referenced risk factor has been revised to only address the risks associated with the Company’s potential inability to report that its internal control over financial reporting is effective .

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 24

8.
We note that the disclosure on the top of page 25 is unclear as to who is opining on the tax consequences of the proposed spin-off transaction.  Earlier in the document you have stated the beliefs only of LRAD management in this regard, as well as that you have not obtained either a private-letter ruling from the IRS, nor sought the opinion of your accounting firm.  Please advise, or revise to clarify, if true, that you have not obtained an expert opinion with respect to the tax consequences of the proposed spin-off, and that the statement is limited to management’s belief only.

Response:  Amendment No. 1 has been revised to clarify that the Company has not obtained an expert opinion with respect to the tax consequences of the proposed spin-off, and that the statement is limited to our management’s belief only.

Capitalization and Financing, page 27

9.
In this section and throughout your information statement you make reference to a commitment from Mr. Norris to ensure that “at least $350,000 will be funded at the distribution date through conversion of amounts owed to Syzygy and additional cash on the same terms as other investors”.  Please indicate whether this arrangement is in writing or, if it is not, how it is going to be enforced.  If the arrangement is in writing, please include it as an exhibit to your Form 10.  In addition, please revise your disclosure to make clear that funding received via “conversion of amounts owed to Syzygy” will not represent cash available for working capital.

Response: Amendment No. 1 has been revised to indicate that Mr. Norris’ commitment to ensure that at last $350,000 will be funded at the distribution date is in writing.  The written commitment is filed as an exhibit to Amendment No. 1. Amendment No. 1 has also been revised to state that the conversion of amounts owed to Syzygy will not represent cash available for working capital.

Larry Spirgel
July 26, 2010

10.
With respect to the non-binding indications of interest you have received for $650,000 in financing, please indicate the number and person or class of persons involved and how they have expressed their interest.

Response: Amendment No. 1 has been revised to indicate the number and class of persons from whom indications of interest have been received and to indicate that the indications of interest have been received only verbally at this time.

Notes to Unaudited Pro Forma Financial Statements, page 33

11.
Please refer to footnote (A) and the first paragraph above.  Please disclose why you are assuming the minimum floor price to be the market price and disclose the impact of the $0.30 maximum exercise price on pro forma balance sheet and operating statements (footnote (1)).

Response:  Consistent with pro forma guidelines (specifically the Division of Corporation Finance – Financial Reporting Manual, Section 3320.1), the Company assumed that the minimum financing proceeds of $350,000 would be received. While no specific guidance has been identified, the Company believes that it is consistent to also assume the minimum floor price (also a minimum/maximum range) as the market price given the Company’s lack of trading history. A higher market price assumption increases the estimated fair value of the warrants, resulting in a higher initial note discount which reduces the net pro forma debt and increases pro forma equity at the balance sheet date. Accordingly, the Company assumed the minimum prices to reflect a more conservative presentation of the pro forma debt and equity positions.  Footnote A in Amendment No. 1 has been revised to disclose the impact of the maximum price of $0.30 and to disclose that a market price higher than the warrant exercise price could result in a higher value assigned to the warrants.

12.
Please refer to footnote C and Note 10 on page F-19.  Tell us the factors you considered in concluding that it is not appropriate to include the costs incurred by Syzygy on your behalf and your liability to Syzygy in the historical financial statements.  Refer to your basis in the accounting literature.

Response:  The costs incurred by Syzygy are non-operating spin-off transaction costs or outside technology development costs that will only be reimbursed upon the completion of the spin-off. If the spin-off is not completed, neither the HSS component (the Company) nor LRAD Corporation will receive any benefit from either set of expenditures. Neither the Company nor LRAD Corporation has any rights to the technology being developed and financed by Syzygy if the spin-off is not completed and a license agreement is not signed. Similar to an acquiree’s transaction costs in a business combination, the transaction costs paid by Syzygy are not an expense of the Company or LRAD Corporation.

Paragraph 2065.3 of the Division of Corporation Finance –Financial Reporting Manual states:

“Carve-out” financial statements may be appropriate when the acquired business represents a discrete activity of the selling entity for which assets and liabilities are specifically identifiable and a reasonable basis exists to allocate items that are not specifically identifiable to the acquired business, such as debt and indirect expenses not directly involved in the revenue producing activity. “Carve-out” financial statements should reflect all assets and liabilities of the acquired business even if they are not acquired/assumed as part of the acquisition. The staff would expect “carve-out” financial statements to comply with the guidance in SAB Topic 1B.1.

Larry Spirgel
July 26, 2010

Topic 1B.1 states regarding expenses:

the staff believes that the historical income statements of a registrant should reflect all of its costs of doing business. Therefore, in specific situations, the staff has required the subsidiary to revise its financial statements to include certain expenses incurred by the parent on its behalf. Examples of such expenses may include, but are not necessarily limited to, the following (income taxes and interest are discussed separately below):

1.	Officer and employee salaries,
2.	Rent or depreciation,
3.	Advertising,
4.	Accounting and legal services, and
5.	Other selling, general and administrative expenses.

Topic 1B.1 further states that:

the staff understands that in some situations a reasonable method of allocating common expenses to the subsidiary (e.g., incremental or proportional cost allocation) must be chosen because specific identification of expenses is not practicable. In these situations, the staff has required an explanation of the allocation method used in the notes to the financial statements along with management's assertion that the method used is reasonable.

The Company does not believe the expenses incurred by Syzygy are the Company’s costs of doing business either as direct or indirect expenses. These expenses were not involved in the revenue producing activity of the HSS component, nor were they costs incurred by LRAD Corporation or the HSS business.  Accordingly, these costs do not represent expenses reportable by LRAD Corporation (as more fully discussed below) so they are not allocable indirect expenses. The Syzygy expenses benefit only the Syzygy owned and to be licensed technology or are in the nature of business combination transaction costs of the other party reimbursable and expensable by LRAD Corporation only in a remote instance within its control as discussed below.

Comparable to the presentation in 3230.4 of the Financial Reporting Manual that material nonrecurring charges should not be included in pro forma income statements, the Company does not believe these charges should be included in carve-out period expenses as they are not costs that relate to the HSS component.

Management determined and believes that an event (unilateral termination) requiring LRAD Corporation to reimburse these costs is remote, and as such, no expenses or liability relating to these costs have been accrued by LRAD Corporation since the loss contingency threshold under ASC 450-20 has not been met. In the event that the reimbursement of any or all of these costs by LRAD Corporation becomes probable, and it becomes necessary for LRAD to recognize the expense and associated liability, this would be considered a corporate overhead cost by LRAD Corporation and would not be considered to be an HSS component cost as there is no benefit to HSS operations.

Larry Spirgel
July 26, 2010

Further, the Company does not see this as analogous to SAB Topic 79 (Topic 5-T) in that the expenses paid by Syzygy are not for the benefit of LRAD Corporation or the Company so long as it is a wholly-owned subsidiary of LRAD Corporation. The payments by Syzygy of certain expenditures are for the benefit of future shareholders of the Company only if the spin-off is completed.  The contribution (which ceases to be a contribution at spin-off as the costs are repaid) does not produce any benefit to LRAD Corporation (or any possible indirect Syzygy ownership in LRAD Corporation) if the spin-off is abandoned. The transaction costs are lost with no identifiable benefit and the technology development costs are not owned nor do they benefit LRAD Corporation or the Company if the spin-off is abandoned for any reason.

Accordingly, the Company does not consider these Syzygy costs to be capital contributions on behalf of LRAD Corporation or the Company (pre spin-off) costs under Topic 5-T.

Operating Statements, page 33

13.
Please refer to footnote (1).  We note that you do not currently have plans to produce or sell the H450 product and that you expect future revenues and costs to be from your new product lines.  We also note that the distribution (spin-off) was approved by the LRAD shareholders on June 2, 2010.  Please tell us your consideration of presenting this product line as discontinued operations under ASC 205-20 in your pro forma or historical financial statements.  Include in your response the specific factors considered and references to the appropriate accounting literature.

Response:  In preparing the historical carve-out financial statements and the pro forma financial statements, the Company considered ASC 205-20, “Presentation of Financial Statements – Discontinued Operations,” as it relates to those financial statements and the reporting by LRAD Corporation prior to the spin-off, when and if completed. While the stockholders approved the spin-off, there is no current plan  by LRAD Corporation to discontinue H450 production and sales absent the spin-off. If the spin-off is not completed for any reason, then there would be no replacement product based on the license, and the H450 product would continue to be sold. With respect to the Company, if the spin-off is completed the HSS component business continues with the H450 product being redesigned and replaced with a new product.

With regard to the pro forma financial statements, no pro forma adjustments were included relating to the planned upgrade of the H450 product as the Company does not believe the update of a product meets the criteria for reporting discontinued operations under ASC 205-20-45-1, that the component of the entity either be disposed of or held for sale under the requirements of paragraph 360-10-45-9. Example 1 (ASC 205-20-55-28 to 31) illustrates in Case A that disposing of a losing brand and continuing with profitable brands is not a component meeting the conditions of ASC 205-20-45-1. Likewise the Company views the replacement of one product with an improved product as a continuation of activities of the HSS component business which clearly would not meet the component disposal threshold required to report discontinued operations.

The Company also relied on ASC 360-10-45-15 “Long-lived Assets to Be Disposed of Other Than by Sale” in its consideration of the timing of reporting discontinued operations in connection with the pending spin-off:

Larry Spirgel
July 26, 2010

A long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of. The guidance on long-lived assets to be held and used in Sections 360-10-35, 360-10-45, and 360-10-50 shall apply while the asset is classified as held and used. If a long-lived asset is to be abandoned or distributed to owners in a spinoff together with other assets (and liabilities) as a group and that disposal group is a component of an entity, paragraphs 205-20-45-1 through 45-5 and 205-20-50-5 shall apply to the disposal group at the date it is disposed of.

Accordingly, the Company believes the HSS business is properly classified as held and used until the spin-off. At that time, LRAD Corporation will evaluate its accounting under 205-20-45-1 through 45-5. Given the guidance of ASC 360-10-45-15, the Company believes the proper accounting for and by the component (or the product line) is as held and used and not as a discontinued component.

Management’s Discussion and Analysis…, page 34

14.
In the overview of your management’s discussion and analysis, please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company’s financial condition.  See Item 303 of Regulation S-K.

Response:  Amendment No. 1 has been revised to add a new section to the Company’s Management’s Discussion and Analysis of Financial Condition and Results Of Operations discussing the significant business challenges that management expects to encounter.

15.
We note disclosure on page 36 that you do not expect past revenues, product costs and operating expenses to be indicative of performance in those respective areas post spin-off.  To the extent practicable, please elaborate on your expectations going forward for each of these metrics.  Your discussion should note significant areas of expense.

Response:  Amendment No. 1 has been revised to address the Staff’s comment.

16.	Please revise to discuss the potential effects of your possible inability to continue as a going concern.

Response:  Amendment No. 1 has been revised to include a discussion regarding the potential effects of the Company’s possible inability to continue as a going concern.

17.
Given your initial expectation of employing only two individuals, one of whom is expected to work part-time, please indicate any uncertainty management has with respect to accomplishing both day-to-day and long-term milestones.

Response:  Amendment No. 1 has been revised to discuss the Company’s expectations regarding day-to-day operations and long-term milestones given the limited personnel immediately following the spin-off.

Larry Spirgel
July 26, 2010

Results of Operations, page 36

18.	Please revise to quantify the extent to which the sales growth you discuss is attributable to the program with Cardinal Health that will be fulfilled by LRAD Corporation.

Response:  Amendment No. 1 has been revised to quantify the amount of sales growth from the Cardinal Health program in the each of the six months ended March 31, 2010 and 2009.

Liquidity and Capital Resources, page 38

19.
Please revise to disclose and quantify all known material short term liquidity requirements.  For example, comment on potential research and development cash requirements.  Further, provide similar disclosure regarding all known material long-term liquidity requirements and discuss your ability to meet these requirements.  Please note that we consider “long-term” to be the period in excess of the next twelve months.

Response:  Amendment No. 1 has been revised to disclose and quantify known material short term liquidity requirements.

Business, page 39

20.	We note your statement on page 40 and elsewhere that you “expect to produce new products at a reduced cost compared to the H450”. Please disclose the basis for this belief.

Response: The Company’s basis for its expectation that new products will be produced at reduced costs is based on a comparison of component costs, including circuit board assembly, for the prototyped new product (based on components used in working prototypes) compared to the component costs of the H450 and an evaluation of the reduced complexity and estimated time to assemble the new product.  Amendment No. 1 has been revised on page 1 and page 40 to highlight that the expectation regarding reduced costs is based on component and assembly costs.

21.	Please provide the name of your HSS piezo-film supplier and the names of all other principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response:  Amendment No. 1 has been revised to address the Staff’s comment.

22.
We note on page 41 that you expect to enter into a license agreement with Syzygy Licensing LLC.  Please revise to state that the contract is not yet executed.  To the extent that there is the possibility that the agreement may not be executed, and this presents a risk deemed material, please revise to include risk factor disclosure.

Response:  Amendment No. 1 has been revised to state that the license agreement has not been executed and to include risk factor disclosure regarding the failure to gain the benefits of the technology that is subject to the license agreement.

Management, page 46

23.
Please disclose any employment/management relationship that Mr. Norris has or had with Syzygy Licensing LLC.  If Mr. Norris has an ongoing relationship with Syzygy Licensing LLC, please disclose the amount of time he expects to dedicate to that relationship.

Response:  Amendment No. 1 has been revised to address the Staff’s comment.

Larry Spirgel
July 26, 2010

24.	Please provide the amount of time Mr. Barnes expects to devote to you on a weekly or monthly basis.

Response:  Amendment No. 1 has been revised to address the Staff’s comment.

Intangibles, page F-9

25.	Tell us the nature of patents and trademarks and whether they are associated with the H450 product. If not, tell us how you assessed their recoverability.

Response:  The patents and trademarks referenced in Intangibles in Note 1 relate to the electronic processing method used to create sound from HSS emitters incorporated into the HSS H450 product line, to other technologies incorporated into the HSS H450 product line, to protection of the proprietary technologies incorporated into the HSS H450 product line and to the names and logos used to market the HSS H450 product line.

Syzygy Licensing LLC, pages F-19

Syzygy Licensing LLC, page F-30

26.	Please delete the reference to “SEC approval.” In addition, disclose in Note 11 that the LRAD Corporation shareholders approved the spin-off transaction on June 2, 2010.

Response: Amendment No. 1 has been revised to address the Staff’s comment relating to the deletion of the reference to “SEC approval.”  With respect to the Staff’s comment relating to disclosure of LRAD Corporation shareholder approval, we note that such shareholder approval of the spin off transaction is already disclosed in Note 1 to the audited financial statements.  We respectfully submit that additional disclosure in Note 11 would be unnecessarily redundant.

Thank you in advance for your cooperation in connection with this matter. Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400.

Sincerely,

Durham Jones & Pinegar, P.C.

/s/ Joshua Little

Joshua E. Little

JEL/sa
cc:	Elwood G. Norris, Parametric Sound Corporation Thomas A. Brown, LRAD Corporation Katherine H. McDermott, LRAD Corporation Michael H. Lorber, Squar, Milner, Peteron, Miranda & Williamson, LLP